

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2020

Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp. IV
3485 N. Pines Way, Suite 110
Wilson, Wyoming 83014

 Re: Hennessy Capital Acquisition Corp. IV
 Registration Statement on Form S-4
 Filed September 18, 2020
 File No. 333-248923

Dear Mr. Hennessy:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed September 18, 2020

Cover Page

1. Please limit your letter to stockholders of Hennessy Capital Acquisition Corp. IV to one page. For guidance, refer to Item 501(b) of Regulation S-K.

2. We note that you plan to issue shares of Class A Common Stock to the PIPE Investors. Please tell us what exemption from the Securities Act you are relying upon and the facts supporting your use of the exemption.

Cautionary Note Regarding Forward-Looking Statements, page 35

3.   Please revise the disclosure in the thirteenth bullet point on page 35 about Canoo's ability to obtain funding for its operations to clarify the reference to funding. For example, is the funding referring to proceeds to be received from the PIPE Investors?

Risk Factors, page 37

4.   Please add a risk factor to highlight the the risks associated with the loan under the Paycheck Protection Program mentioned on page 204, such as the risk that all or parts of the loan may not be forgiven.

Canoo is or may be subject to the risks associated with strategic alliances, page 61

5.   We note the disclosure on page 61 that you have entered into strategic alliances. Please expand the disclosure in the appropriate section to disclose the nature of the strategic alliances and disclose, if applicable the material terms of the agreements related to those alliances.

Satisfaction of 80% Test, page 115

6.   Please expand your disclosure in this section to disclose how the board determined that the fair market value of the business combination met the 80% test.

Lock-Up Agreements, page 134

7.   Please revise to disclose the number of shares held by the "certain existing Canoo shareholders, including all Canoo officers, directors, holders of 3% or more of the outstanding Canoo Shares" who will enter into the lock-up agreements.

Material U.S. Federal Income Tax Considerations of the Redemption and the Business Combination, page 135

8.   Please be advised that we may have additional comments about the disclosure in this section once the opinion of counsel has been filed as exhibit 8.1. Also, delete the term "certain" in the first sentence of this section. In addition, revise your disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a). In this regard, we note your disclosure in the fourth paragraph on page 140.

Overview, page 163

9.   Please disclose the material terms of the agreement with Hyundai Motor Group mentioned in the third paragraph of this section.

Intellectual Property, page 191

10.   Please disclose the scope and duration of your material patents.

Security Ownership of Certain Beneficial Owners and Management, page 266

11. Please revise the disclosure in the footnotes in this section to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the securities held by the legal entities listed in the tables.

General

12. We note that Section 10p. of your subscription agreement, filed as Annex H, contains a provision stating that "[E]ach party hereto hereby waives any right to a jury trial in connection with any litigation pursuant to this subscription agreement and the transactions contemplated hereby." Please amend your filing to clearly disclose whether this provision applies to federal securities law claims, and amend your risk factor disclosure accordingly. Also, provide a discussion describing the main aspects of this provision, the risks of the provision or other impacts on shareholders, any uncertainty about enforceability, and whether or not the provision applies to purchasers in secondary transactions. If this provision is not intended to apply to federal securities law claims, amend your subscription agreement to state the same, or tell us how you will inform future investors of this limitation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel, Staff Accountant, at 202-551-3723 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael P. Heinz